Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: RehabCare Group, Inc.
Subject Company: RehabCare Group, Inc.
Commission File Number: 001-14655
Commission File Number for Registration Statement
on Form S-4: 333-173050

Dear Colleague,
Now that we are nearing the time that we will join together Kindred and RehabCare/Triumph, we wanted to take the opportunity to provide you with a better idea of what you will experience Day 1 and the days immediately following the close. As we have continued to express, we want to make the transition and integration as seamless as possible for everyone. I would like to reassure everyone that in many ways you will see very little change immediately following the close.
Let me start by expressing my appreciation for the patience and support that the entire RehabCare and Triumph teams have provided leading up to the planned integration with Kindred. I would also like to say thank you for your ongoing dedication to quality care, improved patient and resident outcomes and our promise of hope, healing and recovery.
While many programs and processes will remain unchanged for Day 1, we continue to assess best practices for the combined company. Before any changes are made after the close, we will clearly communicate them with the field.
Here is what you can expect on Day 1 in several key areas:
Benefits
Nothing will change in regard to your benefits for the remainder of 2011. Later this fall, you will participate in Kindred’s Open Enrollment process for 2012 benefits.
HR Policies, Forms and Procedures
Your HR policies, forms and procedures will remain unchanged on Day 1. Specifically, processes regarding requesting time off and holiday pay will not change. Additionally, the current process for RehabCare and Triumph employees ordering items such as business cards and letterhead remains exactly as it is today.
Pay Periods/Pay Dates
On Day 1 there will be no change in pay periods or pay dates for any employees. Additionally, all direct deposit selections will remain uninterrupted.
Time Keeping
On Day 1 there will be no change in your current timekeeping process and procedures.
IT Day 1 Support Desk
RehabCare and Triumph employees should continue to call their existing support line (877-796-0836) for support of current applications as well as new Kindred applications. After dialing this number they will have a Kindred application option (option 4). This will route them to the Kindred Support Desk. Additionally, we will be providing onsite IT support in hospitals and in other key locations.
Compliance Hotline
On Day 1, all RehabCare and Triumph employees should use their current Compliance Hotline (800-617-7007). This number will be redirected to Kindred’s Hotline call center.
Email Address and Access
The email address that you currently use, whether it is a RehabCare or Triumph address, will still work without interruption on Day 1. You will continue to access your RehabCare/Triumph mailbox just as you do now. The Outlook Global Directory will be expanded to include both companies for Day 1.
Remote Access
Remote access will continue for RehabCare and Triumph employees without interruption on Day 1. For specific questions, employees can utilize the IT support line
(877-796-0836 – option 4).

continued

Portable Technology
There will be no change on Day 1 for handheld devices including cellphones, iPhones, iPads and Blackberry.
Websites
On Day 1, the RehabCare and Triumph websites will continue to exist, but will be updated to explain how we have combined the strengths of Kindred with RehabCare and/or Triumph and will link back to www.kindredhealthcare.com with the full details of the joint company.
Expense and Travel Reimbursement
There will be no changes on Day 1 to the expense and travel reimbursement program currently in place for RehabCare and Triumph employees.
Workers Compensation
For any workers comp claims, beginning on Day 1 all employees should follow the Kindred process and call
(877-821-3409).
For any questions that haven’t been addressed, employees should go to their local leadership for specific information.
Since our last Combining Our Strengths we have continued to receive additional employee questions, and we would like to take a few moments to answer those now.
Will there be any tuition reimbursement available for per diem or part time staff?
There will be no changes to the tuition reimbursement system for the remainder of 2011. More detailed information regarding Kindred’s Education Assistance Program will be communicated after the close.
Will Kindred provide liability coverage for therapists or will we be responsible for our own coverage?
It is Kindred’s policy, like RehabCare, to provide liability coverage for all employees and that policy will continue after the close.
Will there be any changes in facility staffing after the merge?
After the two companies have been combined, decisions regarding staffing will be made at the local level based on the needs of the particular market.
As Triumph Healthcare employees when it was bought by Rehabcare, our PTO hours were converted into PDO hours under RehabCare. Are we able to keep all of this PDO as well as the PTO hours we currently have after the close? If not, how much/how may we keep?
Let me be as clear as possible, nobody will lose any banked PDO/PTO time when we close.
I am currently on an H1B working Visa and Rehabcare has also sponsored my Greencard application. What will happen during the change of employer from Rehabcare to Kindred with regards to my Greencard application and H1 B working visa?
At this time, we do not anticipate the need to transfer employee H-1Bs as a result of the merger.
While we move forward, I want to remind everyone that until the close of the transaction, Kindred and RehabCare are competitors. From a legal and business perspective, it is critically important to maintain the businesses as completely independent from one another.
As I have stated in previous editions, I encourage everyone to submit any and all questions you may have regarding the planned transition to asktheceo@rehabcare.com or share it with
Patti Williams (corporate)
at pswilliams@rehabcare.com,
Brock Hardaway (Triumph)
at bhardaway@triumph-healthcare.com,
Mary Pat Welc (HRS)
at mpwelc@rehabcare.com,
or Pat Henry (SRS)
at pmhenry@rehabcare.com.
Thank you for your support and continued patience as we move through this process.
Thanks for all you do!
Benjamin A. Breier
Chief Operating Officer
Kindred Healthcare

Please feel free to print this out and post it on your bulletin board.

continued

Additional Information About this Transaction
In connection with the pending transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (commission file number 333-173050) that includes a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. The registration statement was declared effective by the SEC on April 26, 2011. Kindred and RehabCare mailed the definitive joint proxy statement/prospectus to their respective stockholders on or about April 28, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings.”
Participants in this Transaction
Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction. You can find information about Kindred’s executive officers and directors in the joint proxy statement/prospectus. You can find information about RehabCare’s executive officers and directors in its amended Form 10-K filed with the SEC on April 28, 2011. You can obtain a free copy of these documents from Kindred or RehabCare, respectively, using the contact information above.
Forward-Looking Statements
Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred’s stockholders as a result of the RehabCare acquisition; and (g) the ability of Kindred to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.